                             [LETTERHEAD OF KPMG]


                          Independent Auditors' Report


To the Board of Trustees of
Wells Fargo Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds listed in Appendix A, portfolios of Wells Fargo Funds Trust (the "Funds"), complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, and with respect to agreement of security purchases and sales for the period from the date of our last examination (as listed in Appendix A) through June 30, 2000.

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Bankers Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations.

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Wells Fargo Funds Trust
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August 14, 2000


(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000, with respect to securities reflected in the investment accounts of Wells Fargo Funds Trust, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Wells Fargo Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                                    /s/ KPMG LLP


San Francisco, California
August 14, 2000

                                                     [LOGO OF WELLS FARGO FUNDS]

August 14, 2000


KPMG LLP
Three Embarcadero
San Francisco, CA 94110-4073


RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, portfolios of Wells Fargo Funds Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 30, 2000, and for the period from the date of your last examination (as listed in Appendix A) through June 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and for the period from the date of your last examination (as listed in Appendix A) through June 30, 2000 with respect to securities reflected in the investment accounts of the Funds.


Sincerely,

/s/ Karla M Rabusch

Karla Rabusch
Senior Vice President and
Chief Financial Officer
Wells Fargo Mutual Funds Group

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                                                  / OMB Number:       3235-0360/
                                                  / Expires:      July 31, 1991/
                                                  / Estimated average burden   /
                                                  / hours per response.... 0.05/
                                                  ------------------------------

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:              Date examination completed:

801 8202                                            6/30/00
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2.  State Identification Number:

      -------------------------------------------------------------------------
       AL           AK          AZ           AR             CA           CO
      -------------------------------------------------------------------------
       CT           DE          DC           FL             GA           HI
      -------------------------------------------------------------------------
       ID           IL          IN           IA             KS           KY
      -------------------------------------------------------------------------
       LA           ME          MD           MA             MI           MN
      -------------------------------------------------------------------------
       MS           MO          MT           NE             NV           NH
      -------------------------------------------------------------------------
       NJ           NM          NY           NC             ND           OH
      -------------------------------------------------------------------------
       OK           OR          PA           RI             SC           SD
      -------------------------------------------------------------------------
       TN           TX          UT           VT             VA           WA
      -------------------------------------------------------------------------
       WV           WI          WY           PUERTO RICO
      -------------------------------------------------------------------------
       Other (specify):
-------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   WELLS FARGO
-------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code):
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                                  Appendix A

                            Wells Fargo Funds Trust

                                                       Date of Last
                    Fund Name                          Examination
-----------------------------------------------------------------------
100% Treasury Money Market Fund                        March 31, 2000
California Tax-Free Money Market Fund                  March 31, 2000
California Tax-Free Money Market Trust                 March 31, 2000
Cash Investment Money Market Fund                      March 31, 2000
Government Money Market Fund                           March 31, 2000
Money Market Fund                                      March 31, 2000
Money Market Trust                                     March 31, 2000
National Tax-Free Institutional Money Market Fund      March 31, 2000
National Tax-Free Money Market Fund                    March 31, 2000
National Tax-Free Money Market Trust                   March 31, 2000
Overland Express Sweep Fund                            March 31, 2000
Prime Investment Money Market Fund                     March 31, 2000
Treasury Plus Institutional Money Market Fund          March 31, 2000
Treasury Plus Money Market Fund                        March 31, 2000

Corporate Bond Fund                                    May 31, 2000
Diversified Bond Fund                                  May 31, 2000
Income Fund                                            May 31, 2000
Income Plus Fund                                       May 31, 2000
Intermediate Government Income Fund                    May 31, 2000
Limited Term Government Income Fund                    May 31, 2000
Stable Income Fund                                     May 31, 2000
Variable Rate Government Fund                          May 31, 2000
Wealthbuilder Growth & Income Portfolio                May 31, 2000
Wealthbuilder Growth Balanced Portfolio                May 31, 2000
Wealthbuilder Growth Portfolio                         May 31, 2000

Arizona Tax-Free Fund                                  March 31, 2000
California Limited Term Tax-Free Fund                  March 31, 2000
California Tax-Free Fund                               March 31, 2000
Colorado Tax-Free Fund                                 March 31, 2000
Minnesota Intermediate Tax-Free Fund                   March 31, 2000
Minnesota Tax-Free Fund                                March 31, 2000
National Limited Term Tax-Free Fund                    March 31, 2000
National Tax-Free Fund                                 March 31, 2000
Oregon Tax-Free Fund                                   March 31, 2000

Aggressive Balanced-Equity Fund                        March 31, 2000
Small Company Growth Fund                              March 31, 2000
Diversified Equity Fund                                March 31, 2000
Disciplined Growth Fund                                March 31, 2000

Diversified Small Cap Fund                             March 31, 2000
Equity Income Fund                                     March 31, 2000
Equity Index                                           March 31, 2000
Equity Value Fund                                      March 31, 2000
Growth Balanced Fund                                   March 31, 2000
Growth Equity Fund                                     March 31, 2000
Growth Fund                                            March 31, 2000
Index Fund                                             March 31, 2000
International Fund                                     March 31, 2000
Large Company Growth Fund                              March 31, 2000
Moderate Balanced Fund                                 March 31, 2000
Small Cap Growth Fund                                  March 31, 2000
Small Cap Opportunities Fund                           March 31, 2000
Small Cap Value Fund                                   March 31, 2000
Strategic Income Fund                                  March 31, 2000